GREAT PANTHER RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2007 AND 2006

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

MANAGEMENT’S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

GREAT PANTHER RESOURCES LIMITED
Consolidated Balance Sheets
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

	September 30,	December 31,
	2007	2006

Assets

Current assets:
Cash and cash equivalents	$2,523,680	$9,208,048
Marketable securities	50,000	-
Amounts receivable, net (note 3)	4,663,182	4,120,584
Income taxes receivable	79,450	-
Inventories (note 4)	1,594,365	605,127
Prepaid expenses, deposits and advances	195,559	821,614
	9,106,236	14,755,373
Mineral properties, plant and equipment (note 5)	17,950,057	17,376,886

	$27,056,293	$32,132,259

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,928,292	$911,928
Income taxes payable	-	127,475
Current portion of long-term debt (note 7)	364,625	1,182,814
	2,292,917	2,222,217
Long-term liabilities:
Long-term debt (note 7(a))	-	104,127
Convertible loan note (note 7(b))	3,789,564	1,163,799
Asset retirement obligations	109,781	92,285
	6,192,262	3,582,428

Shareholders’ equity:
Capital stock (note 8)	49,326,381	46,393,145
Contributed surplus (note 8(c))	6,965,130	6,077,864
Equity component of convertible note (note 7(b))	2,669,000	1,006,000
Accumulated comprehensive income	17,000	-
Deficit	(38,113,480)	(24,927,178)

	20,864,031	28,549,831

	$27,056,293	$32,132,259

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Robert A. Archer”	Director	“Kaare G. Foy”	Director

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Operations and Comprehensive Income
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Three and nine months ended September 30, 2007 and 2006

	Three months ended		Nine months ended
		September 30,		September 30,
	2007	2006	2007	2006
			(restated)

Mineral sales	$4,899,422	$1,828,398	$12,219,953	$3,192,850
Cost of sales (excluding amortization
and depletion)	4,351,708	1,960,363	10,975,342	3,454,220
	547,714	(131,965)	1,244,611	(261,370)

Expenses:
Amortization and depletion of mineral
properties, plant and equipment	1,000,814	274,606	2,698,999	664,890
Mineral property exploration
expenditures (note 6)	1,471,620	580,561	4,941,205	1,689,234
General and administrative	1,173,228	665,532	3,237,583	2,885,462
Stock-based compensation	444,000	23,216	1,129,500	1,507,504
	4,089,662	1,543,915	12,007,287	6,747,090
	(3,541,948)	(1,675,880)	(10,762,676)	(7,008,460)

Other income (expense):
Interest income	39,314	135,472	181,937	212,328
Interest expense	(338,004)	(232,834)	(626,136)	(639,764)
Foreign exchange gain (loss)	(280,328)	484,068	(1,635,421)	136,598
	(579,018)	386,706	(2,079,620)	(290,838)

Loss before provision for income taxes	(4,120,966)	(1,289,174)	(12,842,296)	(7,299,298)

Income tax recovery (expense)	91,171	-	(344,006)	-

Loss for the period	$(4,029,795)	$(1,289,174)	$(13,186,302)	$(7,299,298)

Other comprehensive income (loss), net of tax
Unrealized gain (loss) on marketable securities	(15,000)	-	17,000	-

Loss and comprehensive income	$(4,044,795)	$(1,289,174)	$(13,169,302)	$(7,299,298)

EARNINGS PER SHARE

Loss per share, basic and diluted	$(0.06)	$(0.02)	$(0.19)	$(0.11)

Weighted average number of outstanding
common shares	72,387,377	56,876,650	71,211,160	65,531,790

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Deficit
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Three and nine months ended September 30, 2007 and 2006

	Three months ended		Nine months ended
		September 30,		September 30,
	2007	2006	2007	2006
			(restated)

Deficit, beginning of the period	$(34,083,685)	$(15,852,865)	$(24,927,178)	$(9,842,741)

Loss for the period	(4,029,795)	(1,289,174)	(13,186,302)	(7,299,298)

Deficit, end of the period	$(38,113,480)	$(17,142,039)	$(38,113,480)	$(17,142,039)

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Three and nine months ended September 30, 2007 and 2006

	Three months ended		Nine months ended
		September 30,		September 30,
	2007	2006	2007	2006
			(restated)
Cash flows used in operating activities

Loss for the period	$(4,029,795)	$(1,289,174)	$(13,186,302)	$(7,299,298)

Items not involving cash:
Amortization and depletion of mineral
properties, plant and equipment	1,000,814	274,606	2,698,999	664,890
Foreign exchange (gain) loss on debt	(141,477)	455,454	(94,318)	15,722
Stock-based compensation	444,000	23,216	1,129,500	1,507,504
Shares issued for mineral
exploration expenditure	246,000	-	246,000	81,000
Interest accretion on debt discount	6,784	146,294	90,507	455,291
Interest accretion on convertible note	126,796	49,898	238,764	97,556
Accretion on asset retirement obligations	5,542	-	17,496	-

Changes in non-cash working capital
Marketable securities	-	-	(33,000)	-
Amounts receivable	(451,921)	(1,294,790)	(542,598)	(2,647,931)
Inventory	(475,731)	(73,067)	(989,237)	(286,542)
Prepaid expenses, deposits and advances	104,289	(622,872)	626,055	(1,421,781)
Accounts payable and accrued liabilities	(98,164)	550,888	1,016,364	1,348,192
Income taxes payable	(299,859)	-	(206,925)	-

	(3,562,722)	(1,779,547)	(8,988,695)	(7,485,397)

Cash flows used in investing activities

Mineral properties and capital expenditures	(911,056)	(2,564,269)	(3,272,170)	(4,621,208)

Cash flows from financing activities

Repayment of long-term debts	(524,896)	(522,487)	(918,504)	(3,946,641)
Issuance of shares for cash, net of issue costs	-	-	-	13,867,061
Proceeds from issuance of convertible note	4,050,000	-	4,050,000	2,020,000
Proceeds from exercise of warrants	890,365	1,577,852	2,082,001	7,069,275
Proceeds from exercise of options	180,750	57,069	363,000	743,257

	4,596,219	1,112,434	5,576,497	19,752,952

Increase (Decrease) in cash
and cash equivalents	122,441	(3,231,382)	(6,684,368)	7,646,347

Cash and cash equivalents, beginning of period	2,401,239	16,173,126	9,208,048	5,295,397

Cash and cash equivalent, end of period	$2,523,680	$12,941,744	$2,523,680	$12,941,744

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Three and nine months ended September 30, 2007 and 2006

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Supplementary cash flow information
Income taxes paid	$96,076	$-	$392,031	$-
Interest expense paid	40,400	40,400	121,200	80,800
Interest income received	67,101	79,104	167,789	105,078

Non-cash financing and investing activities
Warrants and options issued for financing fee	-	-	-	251,500
Assumption of debt on purchase of mining concession	$-	$-	$-	$231,260

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2007 and 2006

1.	Nature of continuing operations:

Great Panther Resources Limited (“the Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby every ten common shares before consolidation became one common share after consolidation.

The Company is in the business of acquisition, production, development and exploration of mineral properties in Mexico. Of the properties in which the Company has an interest, the Topia and Guanajuato mines were in production at the balance sheet date. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the nine months ended September 30, 2007 and 2006, the Company recorded a loss of approximately $13,186,000 and $7,299,000 respectively, and used cash for operations of approximately $8,989,000 and $7,485,000, respectively. As at September 30, 2007, the Company had an accumulated deficit of approximately $38,113,000 and a positive working capital balance of $6,813,000.

The Company’s ability to continue on as a going concern is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.	Significant accounting policies:

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, New Age Investments Inc., Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., Minera de Villa Seca, S.A. de C.V., and Exploraciones Mineras el Rosario S.A. de C.V. Significant inter-company balances and transactions are eliminated on consolidation.

These interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of these interim consolidated financial statements is based on accounting principles and practices consistent with those in the preparation of the Company’s annual financial statements. Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2007 and 2006

2.	Significant accounting policies (continued):

These interim period consolidated financial statements should be read together with the 2006 audited annual consolidated financial statements and the accompanying notes included in the Company’s 2006 annual report. In the opinion of the Company, these unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Changes in Accounting Policies

Effective January 1, 2007, the Company has adopted CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, Section 3865 Hedges, and Section 1530 Comprehensive Income.

Section 3855, Financial Instruments, requires that all financial assets, except those classified as held-to-maturity, loans and receivables, are measured at fair value. All financial liabilities are measured at fair value when they are classified as held-for-trading; otherwise, they are measured at amortized cost. Investments classified as available-for-sale are reported at fair value (or marked to market) based on quoted market prices with unrealized gains or losses recognized as other comprehensive income. Those instruments classified as held-for-trading, have gains or losses included in earnings in the period in which they arise.

Section 3865, Hedges, establishes standards for when and how hedge accounting may be applied. The Company has not designated any agreements as hedges.

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period from transactions and other events arising from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale. A fair value adjustment of $17,000 relating to marketable securities has been recognized in other comprehensive income for the nine months ended September 30, 2007.

Subsequent to the original filing of the Company’s unaudited interim financial statements for the periods ended March 31, 2007 and June 30, 2007, the Company determined that the following errors had been made:

  2006 year end entries were not correctly carried forward and/or reversed

  Revenue for the first quarter 2007 had been under accrued

  Mexican tax on assets had not been accrued during the first two quarters of 2007

These errors have been corrected and amended interim statements for the periods ended March 31, 2007 and June 30, 2007 have been filed. In addition, the accompanying Management’s Discussion and Analysis for the same periods was restated to incorporate the impact of the changes to the interim financial statements and to add additional discussion of the operating results for the three and six months ended March 31, 2007 and June 30, 2007.

Certain comparative figures have been reclassified to conform with the current period presentation.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2007 and 2006

3.	Amounts receivable, net:

	September 30,	December 31,
	2007	2006

Value added tax recoverable (a)	$3,042,630	$3,002,521
Other	1,770,552	1,268,063
	4,813,182	4,270,584
Allowance for doubtful amounts	(150,000)	(150,000)

	$4,663,182	$4,120,584

(a)

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities. The Company has made a provision of $150,000 for any amounts which may not be recoverable.

4.	Inventories:

	September 30,	December 31,
	2007	2006

Finished product	$1,205,651	$368,462
Materials and supplies	388,714	236,665

	$1,594,365	$605,127

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2007 and 2006

5.	Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment are as follows:

	September 30,	December 31,
	2007	2006

Topia Mine:
Mineral properties	$3,064,446	$1,577,851
Plant and equipment	5,341,185	5,002,155
Buildings and mobile equipment	368,341	383,086
Asset retirement obligations	52,734	52,734
	8,826,706	7,015,826
Accumulated depreciation and depletion	(1,821,318)	(615,898)
	7,005,388	6,399,928

Guanajuato Mines:
Mineral properties	3,770,667	3,750,000
Plant and equipment	5,417,374	4,248,128
Buildings and mobile equipment	1,066,225	1,075,714
Land	2,480,539	2,480,539
Asset retirement obligations	39,551	39,551
	12,774,356	11,593,932
Accumulated depreciation and depletion	(2,254,305)	(799,333)
	10,520,051	10,794,599
Other mineral properties:
Santo Nino	68,542	68,542

Other	356,076	113,817

	$17,950,057	$17,376,886

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2007 and 2006

6.	Mineral property exploration expenditures:

The continuity of the expenditures on the mineral properties for nine months ending September 30, 2007 is as follows:

				Topia					Total
	San	Santo	San	Main	Topia				September 30,
	Antonio	Nino	Taco	Block	II to IV	Virimoa	GTO	Mapimi	2007
Option payments	$51,201	$111,746	$-	$-	$-	$-	$-	$498,363	$661,310
Analysis	-	-	-	43,400	-	-	219,817	154,835	418,052
Drilling	-	-	-	805,754	-	-	813,793	793,325	2,412,872
Field costs	-	-	-	-	-	-	-	54,657	54,657
Geology	-	-	-	237,974	-	-	597,997	390,661	1,226,632
Project administration	30,953	-	-	12,789	-	-	74,940	115,165	233,847

	82,154	111,746	-	1,099,917	-	-	1,706,547	2,007,006	5,007,370

Cost Recoveries	(66,165)	-	-	-	-	-	-	-	(66,165)
	15,989	111,746	-	1,099,917	-	-	1,706,547	2,007,006	4,941,205
Cumulative expenses,
beginning of period	233,870	386,933	425,465	3,325,140	168,144	369,788	2,342,567	766,817	8,018,724
Cumulative expenses, end
of period	$249,859	$498,679	$425,465	$4,425,057	$168,144	$369,788	$4,049,114	$2,773,823	$12,959,929

(a)	Santo Nino Project:

On March 13, 2007, the Company satisfied all conditions of an option agreement by paying the seventh and final installment payment. By making cumulative payments of US$165,000 over a three year period, the Company is granted ownership to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico.

On March 12, 2007, the Company entered into an option agreement with Altair Ventures Incorporated (“Altair”). Terms of the agreement will allow Altair to acquire a 70% interest in the four mining claims named “San Antonio”, “Iran”, “Chiripa”, and “Santo Nino” by making certain scheduled cash payments, issuing certain shares in the capital of Altair and fulfilling certain work commitments on the property over a three year period.

There is no underlying Net Smelter Return royalty or other royalties and Great Panther owns 100% of all four concessions.

b)	Virimoa Project:

In May 2007, the Company chose not to make the required US$50,000 payment and issue the 50,000 shares due to the vendor and as a result forfeited all rights and options to the property.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2007 and 2006

7.	Long-term debt:

(a)	Long-term debt:

	September 30,	December 31,
	2007	2006

Topia mine acquisition carrying value of debt assumed of US$14,191 (“Cienega
debt”)	$14,118	$569,886
Topia mine acquisition carrying value of US$326,919 (“Caneles debt”)	325,115	753,855
Arcoiris concession acquisition carrying value of US$100,000	99,480	233,060
	438,713	1,556,801
Less: unamortized discount	(74,088)	(269,860)
	364,625	1,286,941
Current portion	364,625	1,182,814

	$-	$104,127

(b)	Convertible notes payable:

On March 8, 2006, the Company completed a financing agreement for cash proceeds of $2,020,000. The financing consisted of 8% per annum unsecured convertible note maturing March 9, 2010 and is convertible into common shares of the Company at a price of $1.32 per share at the holders’ option at any time. The conversion feature of the note has a fair value of $1,006,000 using a Black-Scholes valuation model upon issue of the note.

On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050,000. The financing consisted of 8% per annum unsecured convertible notes maturing July 14, 2011 and is convertible into common shares of the Company at a price of $2.25 per share at the holders’ option at any time. The conversion feature of the note has a fair value of $1,663,000 using a Black-Scholes valuation model upon issue of the note.

The fair values of the conversion feature of the notes have been recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest expense charge.

8.	Capital stock:

(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series
Unlimited number of Class B preferred shares without par value, issuable in series

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2007 and 2006

8.	Capital stock (continued):

(b)	Issued:

The continuity of the Company’s issued share capital is as follows:

	Number of	Stated
	common shares	value

Balance, December 31, 2006	69,797,348	$46,393,145

Exercise of “I” warrants at $0.90 per share	186,000	167,400
Exercise of “J” warrants at $0.90 per share	1,752,500	1,577,250
Exercise of agent warrants	282,664	254,399
Exercise of finder warrants	92,170	82,953
Exercise of options	777,500	609,000
Reclassification from contributed surplus on exercise of options	-	242,234

Balance, September 30, 2007	72,888,182	$49,326,381

No preferred shares have been issued.

(c)	Contributed surplus:

Stated
value
Balance, December 31, 2006	$6,077,864
Reclassification to common shares on exercise of options	(242,234)
Stock-based compensation	1,129,500
Balance September 30, 2007	$6,965,130

(d)	Stock options and warrants:

The Company, in accordance with the policies of the Toronto Stock Exchange (the “Exchange”), is authorized to grant incentive stock options (“options”) to officers, directors, employees and consultants. The Exchange policies permit the Company’s directors to grant options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company’s 2003 Incentive Stock Option Plan, options must be non-transferable and may not exceed 10% of the issued and outstanding common shares of the Company at the time of granting and may not exceed 5% of the outstanding to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of options is determined by the board of directors by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termination of the participant’s employment. Vesting of options is generally at the time of grant.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2007 and 2006

8.	Capital stock (continued):

The continuity of common stock options for the nine month period ending September 30, 2007 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		September 30,
price	Expiry date	2006	Granted	expired	Exercised	2007

0.45	February 8, 2009	490,000	-	-	-	490,000
0.52	April 5, 2009	30,000	-	-	-	30,000
0.45	May 25, 2009	100,000	-	-	(10,000)	90,000
0.45	February 27, 2010	200,000	-	-	(50,000)	150,000
0.45	July 11, 2010	100,000	-	-	-	100,000
0.45	August 30, 2010	75,000	-	-	(25,000)	50,000
0.45	July 26, 2010	580,000	-	-	(180,000)	400,000
0.60	September 29, 2007	125,000	-	-	(125,000)	-
0.90	January 5, 2011	1,551,700	-	-	(150,000)	1,401,700
0.90	December 31, 2007	237,500	-	-	(37,500)	200,000
0.90	January 14, 2008	400,000	-	-	-	400,000
2.65	January 14, 2008	400,000	-	-	-	400,000
2.65	December 06, 2011	2,295,000	-	(140,000)	-	2,155,000
2.65	March 11, 2012	-	165,000	(50,000)	-	115,000
2.00	June 05, 2012	-	525,000	(150,000)	-	375,000
2.00	September 10, 2012	-	550,000	-	-	550,000

		6,584,200	1,240,000	(340,000)	(577,500)	6,906,700

Weighted average exercise price		1.50	2.09	2.36	0.63	1.64

The options exercisable at September 30, 2007 total 6,906,700 and have a weighted average exercise price of $1.64.

(d)	Stock options and warrants (continued):

The Company applies the fair value based method of accounting for stock-based compensation granted after January 1, 2002. During the nine months ended September 30, 2007, the Company recorded compensation expense of $1,129,500 (2006 - $1,507,504) for the fair value of stock options granted during the period. The fair value per option was determined using the following assumptions:

	2007	2006

Risk-free interest rate	4.36%	3.97%
Dividend paid	0.0%	0.0%
Expected life	5.0 years	3.1 years
Volatility	64%	62%

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2007 and 2006

8.	Capital stock (continued):

(e) Warrants:

       For the nine months ended September 30, 2007, the Company received a total of $2,082,001 (2006 - $7,069,275) from the exercise of warrants.

			Balance				Balance
	Exercise		December 31,				September 30,
Series	price	Expiry date	2006	Issued	Exercised	Expired	2007

Series "I" Warrants	0.90	Nov. 30, 2007	3,906,200	-	(186,000)	-	3,720,200
Agents' Warrants	0.90	Nov. 30, 2007	200,920	-	(40,180)	-	160,740
Series "J" Warrants	0.90	Dec. 20, 2007	5,034,300	-	(1,752,500)	-	3,281,800
Agents’ Warrants	0.90	Dec. 20, 2007	553,084	-	(334,654)	-	218,430
Series “K” Warrants	2.65	June 1, 2008	3,621,999	-	-	-	3,621,999
Broker Warrants	2.00	June 1, 2008	479,375	-	-	-	479,375

			13,795,878	-	(2,313,334)	-	11,482,544

9.	Related party transactions:

The Company entered into the following transactions with related parties:

	Three months ended		Three months ended
	September 30,		September 30,
	2007	2006	2007	2006

Consulting fees paid or accrued to companies
controlled by directors of the Company	$116,500	$96,250	$402,500	$290,500

Consulting fees paid or accrued to companies
controlled by officers of the Company	107,516	66,309	308,070	206,185

Cost recoveries received or accrued from a company
with a common director of the Company	149,448	-	275,507	-

Office and administration fees paid or accrued to a
company controlled by a director of the Company	9,700	24,184	30,062	75,288

As at September 30, 2007, $60,119 (2006 - $29,750) was due to companies controlled by officers and directors of the Company. Amounts due from a company with a common director were $248,908 (2006 – nil).

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2007 and 2006

10.	Commitments and contingencies:

(a)

On August 16, 2007, Minera de Villa Seca, S.A. de C.V. received a notice of assessment from the Instituto Mexicano Del Seguro Social (the Mexican Social Security Institute) for approximately $346,975 of additional social security contributions due and penalties thereon. This has not been provided for as the Company will appeal this assessment since management believes that this assessment is without merit and will not have a material adverse impact on our financial position, results of operations or cash flows.

(b)	The Company is committed to making severance payments amounting to approximately $870,000 to four Officers in the event that there is a change of control of the Company.

11.	Subsequent events:

(a)	Subsequent to September 30, 2007, the Company raised gross cash proceeds of $354,600 from the exercise of warrants and options.

(b)	On October 22, 2007, the Company entered into two agreements to receive drilling services for an aggregate minimum value of approximately $615,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

_______________________________________
 Executive Chairman
Date: November ___, 2007